UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b),
(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

(Amendment No.  ) *

Arvinas, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

04335A105
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04335A105	13 G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Nextech V Oncology, S.C.S., SICAV-SIF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,694,351 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 1,694,351 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,694,351 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.2%(2)
12	TYPE OF REPORTING PERSON*	PN

(1)	This Schedule 13G is filed by Nextech V Oncology, S.C.S., SICAV-SIF (“Nextech V LP”), Nextech V GP S.à r.l. (“Nextech V GP”), James Vella-Bamber (“Vella-Bamber”), James Pledger (“Pledger”) and Thomas Lips (“Lips” and together with Nextech V LP, Nextech V GP, Vella-Bamber and Pledger, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The 1,694,351 shares of Common Stock held by the Reporting Person represent 5.2% of the Issuer’s outstanding Common Stock. The percentage beneficially owned is based on a total of 32,350,972 shares of Common Stock reported to be outstanding as of November 1, 2018, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 14, 2018.

CUSIP NO. 04335A105	13 G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Nextech V GP S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,694,351 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 1,694,351 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,694,351 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.2%(2)
12	TYPE OF REPORTING PERSON*	OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The 1,694,351 shares of Common Stock held by the Reporting Person represent 5.2% of the Issuer’s outstanding Common Stock. The percentage beneficially owned is based on a total of 32,350,972 shares of Common Stock reported to be outstanding as of November 1, 2018, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 14, 2018.

CUSIP NO. 04335A105	13 G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS James Vella-Bamber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Malta
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,694,351 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,694,351 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,694,351 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.2%(2)
12	TYPE OF REPORTING PERSON*	IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The 1,694,351 shares of Common Stock held by the Reporting Person represent 5.2% of the Issuer’s outstanding Common Stock. The percentage beneficially owned is based on a total of 32,350,972 shares of Common Stock reported to be outstanding as of November 1, 2018, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 14, 2018.

CUSIP NO. 04335A105	13 G	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS James Pledger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,694,351 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,694,351 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,694,351 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.2% (2)
12	TYPE OF REPORTING PERSON*	IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The 1,694,351 shares of Common Stock held by the Reporting Person represent 5.2% of the Issuer’s outstanding Common Stock. The percentage beneficially owned is based on a total of 32,350,972 shares of Common Stock reported to be outstanding as of November 1, 2018, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 14, 2018.

CUSIP NO. 04335A105	13 G	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS Thomas Lips
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,694,351 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,694,351 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,694,351 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.2% (2)
12	TYPE OF REPORTING PERSON*	IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The 1,694,351 shares of Common Stock held by the Reporting Person represent 5.2% of the Issuer’s outstanding Common Stock. The percentage beneficially owned is based on a total of 32,350,972 shares of Common Stock reported to be outstanding as of November 1, 2018, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 14, 2018.

Introductory Note: This statement on Schedule 13G is filed by the Reporting Persons with the Commission in respect of shares of Common Stock, $0.001 par value per share (“Common Stock”), of Arvinas, Inc., a Delaware corporation (the “Issuer”).

Item 1

(a)	Name of Issuer:	Arvinas, Inc.

(b)	Address of Issuer’s
	Principal Executive Offices:	5 Science Park 395 Winchester Ave. New Haven, Connecticut

Item 2

(a)	Name of Reporting Persons Filing:

1.	Nextech V Oncology, S.C.S., SICAV-SIF (“Nextech V LP”)
2.	Nextech V GP S.à r.l. (“Nextech V GP”)
3.	James Vella-Bamber (“Vella-Bamber”)
4.	James Pledger (“Pledger”)
5.	Thomas Lips (“Lips”)

(b)	Address of Principal Business Office:	8 rue Lou Hemmer
L-1748 Luxembourg - Findel
Grand-Duché de Luxembourg

(c)	Citizenship:

Nextech V LP	Luxembourg
Nextech V GP	Luxembourg
Vella-Bamber	Malta
Pledger	United Kingdom
Lips	Switzerland

(d)	Title of Class of Securities:	Common Stock

(e)	CUSIP Number:	04335A105

Item 3	Not applicable.

Item 4	Ownership.

The following information with respect to the beneficial ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2018:

Reporting Persons	Shares Held Directly (1)	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1, 3)

Nextech V LP	1,694,351	1,694,351	0	1,694,351	0	1,694,351	5.2%

Nextech V GP (2)	0	1,694,351	0	1,694,351	0	1,694,351	5.2%

Vella-Bamber (2)	0	0	1,694,351	0	1,694,351	1,694,351	5.2%

Pledger (2)	0	0	1,694,351	0	1,694,351	1,694,351	5.2%

Lips (2)	0	0	1,694,351	0	1,694,351	1,694,351	5.2%

(1)	Consists of 1,694,351 shares of Common Stock of the Issuer held directly by Nextech V LP.
(2)	The shares are held by Nextech V LP. Nextech V GP serves as the sole general partner of Nextech V LP and has sole voting and investment control over the shares owned by Nextech V LP and may be deemed to own beneficially the shares held by Nextech V LP. Nextech V GP owns no securities of the Issuer directly. Vella-Bamber, Pledger and Lips are members of the board of managers of Nextech V GP and share voting and dispositive power over the shares held by Nextech V LP, and may be deemed to own beneficially the shares held by Nextech V LP. The managing members own no securities of the Issuer directly.
(3)	The 1,694,351 shares of Common Stock beneficially owned by the Reporting Person represent 5.2% of the Issuer’s outstanding Common Stock. The percentage beneficially owned is based on a total of 32,350,972 shares of Common Stock reported to be outstanding as of November 1, 2018, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 14, 2018.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the attached statement on Schedule 13G is true, complete and correct.

Dated: February 13, 2019

Nextech V Oncology, S.C.S., SICAV-SIF

By:	Nextech V GP S.à r.l.
Its:	General Partner

By:	/s/ James Vella-Bamber
James Vella-Bamber, Managing Member

By:	/s/ James Pledger
James Pledger, Managing Member

Nextech V GP S.à r.l.

By:	/s/ James Vella-Bamber
James Vella-Bamber, Managing Member

By:	/s/ James Pledger
James Pledger, Managing Member

/s/ James Vella-Bamber
James Vella-Bamber

/s/ James Pledger
James Pledger

/s/ Thomas Lips
Thomas Lips

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached statement on Schedule 13G relating to the Common Stock of Arvinas, Inc. is filed on behalf of each of us.

Dated: February 13, 2019

Nextech V Oncology, S.C.S., SICAV-SIF

By:	Nextech V GP S.à r.l.
Its:	General Partner

By:	/s/ James Vella-Bamber
James Vella-Bamber, Managing Member

By:	/s/ James Pledger
James Pledger, Managing Member

Nextech V GP S.à r.l.

By:	/s/ James Vella-Bamber
James Vella-Bamber, Managing Member

By:	/s/ James Pledger
James Pledger, Managing Member

/s/ James Vella-Bamber
James Vella-Bamber

/s/ James Pledger
James Pledger

/s/ Thomas Lips
Thomas Lips